

Mail Stop 3720

September 4, 2008

Mr. Stephen B. Schneer
Chief Executive Officer
Develocap, Inc.
488 Madison Avenue, Suite 1100
New York, NY 10022

> **Re:** **Develocap, Inc.**
> **Form S-1**
> **Filed August 7, 2008**
> **File No. 333-152853**

Dear Mr. Schneer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note you are registering the resale of substantially all of your outstanding common stock on behalf of one officer and four shareholders. Given the amount of shares being offered, the nature of the selling shareholders, and the time period that such shareholders have held their shares, it appears that this is an indirect primary offering by the company. Therefore, please fix the offering price for the duration of the offering and identify all of the selling stockholders as underwriters. In the alternative, significantly reduce the number of shares being offered.

If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a secondary offering. In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares;

- The relationship of each selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that you received or the debt extinguished from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

2. We note that you filed on EDGAR a "Written Consent in Lieu of a Meeting of Stockholders" dated July 13, 2008. Please note that Rule 14c-2 of Regulation C generally requires a section 12 registrant that has taken corporate action by written consent of security holders to transmit to every security holder a written information statement containing the information specified in Schedule 14C, and to file such statement on EDGAR. Please tell us how you have complied, or intend to comply, with this requirement.

3. Please tell us in your response letter whether you intend to terminate your Section 12(g) registration under the Securities Exchange Act of 1934 by filing a Form 15. In this regard, we note that the minutes from your board of directors meeting on July 13, 2008, as well as the written consent of your stockholders each provide a resolution to "withdraw [your] status as a 12g reporting company."

4. Please revise your prospectus to include the compensation information required by Item 402 of Regulation S-K. If you are omitting this disclosure because there has been no compensation awarded to, earned by, or paid to any of the named executive officers or directors required to be reported, please confirm this in your response letter.

Selling Stockholders, page 13

5.   Please revise to clearly disclose how each of the five selling shareholders acquired
        the shares being offered.

Business, page 19

6.   We note that your planned operations are broken into two categories. Please
        expand your disclosure to provide additional insight into your efforts to date to
        advance this strategy. For example, please discuss whether you have been
        engaged to provide consulting services for any domestic or international
        companies, or whether any specific leads have been referred from contacts of
        your president.

Directors, Executive Officers…, page 21

7.   Please revise to include the biographical information for Mr. Schneer, as is
        required by Item 401 of Regulation S-K.

Principal Shareholders, page 21

8.   Our records indicate that the company's sole director and executive officer and
        persons who beneficially own in excess of 5% of the outstanding common stock
        have not filed beneficial ownership reports under Section 13(d) of the Exchange
        Act since effectiveness of the company's registration statement on Form 10-SB.
        Similarly, we note that none of the officers and directors has filed reports under
        Section 16(a) of the Exchange Act. While the staff recognizes that counsel for the
        company does not represent the company's directors, executive officers and
        beneficial owners, please advise them to file all reports under Sections 13(d) and
        16(a) immediately. Also have the parties provide written confirmation of their
        understanding that the filing of reports under Sections 13(d) and 16(a) at this late
        date does not and cannot cure past violations, and the filing does not foreclose the
        Commission from taking any action in the future.

Item 16. Exhibits, page II-3

9.   Please file as an exhibit the 2004 Non-Statutory Stock Option Plan referenced on
        page F-10.

Signatures, page II-5

10.   Please note that the registration statement should also be signed by the company's
        controller or principal accounting officer. Therefore, please indicate that Mr.
        Schneer is also signing in the capacity of principal accounting officer.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Jay Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3257 with any questions.

Sincerely,

/s/ Celeste Murphy

Celeste Murphy
Legal Branch Chief

cc: by facsimile to (212) 644-6498
       Gary B. Wolff, Esq.